September 13, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Re:	Landstar System, Inc.

Form 10-K for the fiscal year ended December 25, 2021

Filed February 18, 2022

File No. 000-21238

Ladies and Gentlemen:

This letter sets forth the responses of Landstar System, Inc. (the “Company,” and collectively with its subsidiaries and affiliates, “Landstar”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) contained in the letter, dated August 8, 2022, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 25, 2021 (the “Form 10-K”) filed with the SEC on February 18, 2022. The Commission’s comments are set forth below in bold/italics, and the Company’s responses are set forth in plain text immediately following each comment. Please let us know if we can provide additional information to assist in the review process.

Form 10-K for the Fiscal Year Ended December 25, 2021

General

1.

We note that you provide more expansive disclosure in the section of your website relating to “Environmental Stewardship” than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provide on your website.

Response:

The Company respectfully advises the Staff that its website is intended to allow stakeholders, including investors, customers, other transportation companies and vendors, to become aware of the Company’s activities related to environmental and ESG-related matters. As such, disclosures on the website are intended to address an array of issues of varying degrees of importance to a broad set of stakeholders. However, the Company does not consider this information to be “material,” i.e., information that a reasonable shareholder would consider important in making an investment or voting decision, other than that information already contained in the Company’s SEC filings. On the other hand, the Company’s periodic filings with the Commission, such as its Annual Report on Form 10-K for the year ended December 25, 2021 (the “Form 10-K”), include the environmental and ESG-related information that is required by the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, Regulation S-K and any additional disclosures that, though otherwise not required, are necessary to make other statements by the Company materially accurate or not misleading.

Where the Company believes information available in the “Environmental Stewardship” section is material or is otherwise required, the Company includes such information in its SEC filings. Accordingly, the Company believes the disclosures included in its Form 10-K and other SEC filings are appropriate and complete in light of the applicable disclosure requirements and materiality to investors. In making this determination, the Company considered, among other things, (a) whether regulations, including those focused on diesel-fuel emissions and other air-quality matters, are a significant factor that could make an investment in the Company’s common stock risky (as required by Item 105 of Regulation S-K) and (b) whether climate change-related issues are a material event or uncertainty that could have a material effect on the Company’s operations (as required by Item 303 of Regulation S-K). As further described in the response to comment 5, the Company does not believe there is currently, and does not expect there to be in the foreseeable future, a viable alternative to diesel fuel-based long-haul trucking that materially affects demand for its services. Further, the Company has not experienced a material effect on its operations related to severe weather or other climate change-related events and does not currently believe that climate change-related events are reasonably likely to have a material adverse impact on future operations. For these reasons, and as further discussed throughout the remainder of this letter, the Company does not believe additional climate change-related disclosure is required to be included in its SEC filings.

Going forward, the Company will continue, as it has in the past, to evaluate whether it is appropriate to include information from the “Environmental Stewardship” portion of its website in its SEC filings based on the applicable disclosure requirements at the time of the filing and its assessment of whether the information is material to investors.

Risk Factors, page 12

2.

Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as market trends that may alter business opportunities, credit risks, or technological changes.

Response:

Landstar is a worldwide technology-enabled, asset-light provider of integrated transportation management solutions. Truck services contributed 91% of consolidated revenue in fiscal year 2021 and 92% of consolidated revenue in each of fiscal years 2020 and 2019, respectively. In terms of transition risks and market trends that may affect the Company’s business, as noted in response to comment 7 below, the Company provides risk-factor disclosure on page 18 of the Form 10-K regarding regulations focused on diesel-fuel emissions and matters related to climate change. As noted in response to comment 1 above, the Company believes the disclosures included in its Form 10-K are appropriate and complete in light of the applicable disclosure requirements and materiality to investors. The Company respectfully advises the Staff that it does not own a single truck tractor—only trailing equipment. As such, the direct transition costs likely to be incurred by certain constituents of the trucking industry in connection with the transition from trucks using diesel fuel-based powertrains to alternatives such as electricity, natural gas or hydrogen-based powertrains are not expected to materially affect Landstar’s business or results of operations. It is anticipated that Landstar’s trailers will be able to attach to whatever trucks are in operation regardless of the nature of the powertrain used by that truck.

In comparison, those businesses that own truck tractors, including BCO Independent Contractors and Truck Brokerage Carriers that provide truck capacity to Landstar, could incur material direct transition costs if they replace existing diesel-based truck tractors with non-diesel-based equipment where: (a) the cost of such non-diesel-based equipment exceeds that of comparable diesel-based equipment; (b) the schedule applicable to the replacement of non-diesel-based equipment is faster than that which would have been applicable to the replacement of diesel-based tractors; (c) the residual value of non-diesel-based equipment is less over time than that of comparable diesel-based equipment; (d) maintenance costs associated with non-diesel-based equipment exceeds that of diesel-based equipment; or (e) truck capacity providers using more expensive non-diesel-based equipment are not able to reflect a potential increased cost of capacity in prices charged to customers, which could include Landstar as well as Landstar’s customers. While the Company recognizes the possibility that these factors could indirectly impact its business—such as through the potential to increase Landstar’s cost of Purchased Transportation—the Company does not currently view such risk as material. The Company will continue to evaluate how such transition costs could indirectly affect its business in future periods and may expand its disclosures as appropriate, based on the applicable disclosure requirements at the time of the filing and its assessment of whether the information is material to investors.

Landstar is aware that certain shippers, including some of its customers, are interested in working with transportation management solution providers that meet that shipper’s requirements relating to emissions-related practices, policies and disclosure. As an asset-light provider of integrated transportation management solutions, Landstar has undertaken a number of important steps aimed at reducing emissions associated with its operations, and Landstar regularly works with specific shippers interested in its emissions-related practices, policies and disclosure. It is Landstar’s experience and belief, however, that shippers broadly recognize that long-haul trucking operations powered by electricity, natural gas or hydrogen-based powertrains, rather than diesel fuel, are not presently commercially feasible in the United States or Canada, including because the extensive nationwide infrastructure and maintenance network that would be necessary to support such operations does not exist. Accordingly, emissions-related requirements from shippers to date have not had, and are not expected to have in the foreseeable future, a significant impact on Landstar’s business or demand for its services.

The Company will continue to evaluate transition risks related to climate change that may affect Landstar’s business, financial condition and results of operations and will expand its disclosure regarding regulations focused on diesel fuel emissions and other matters related to climate change in future filings with the Commission if such risks become or are expected to become material.

3.	Disclose any material litigation risks related to climate change and explain the potential impact to the company.

Response:

The Company regularly monitors trends and material risks to its business, including potential litigation risks. To date, the Company has not experienced any threatened or actual climate change-related litigation and is not aware of any current material litigation risks to the Company that are related to climate change for the periods reported in the Form 10-K. The Company is cognizant of potential risks related to climate change and related regulations and disclosed regulatory risks on page 10 of the Form 10-K and, more specifically, on page 18 of the Form 10-K regarding regulations focused on diesel-fuel emissions and matters related to climate change. To the extent material litigation risks related to climate change arise in future periods, the Company will disclose such risks and potential impacts in future filings with the Commission.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

4.

Your website reflects that you have adopted certain initiatives to increase efficiencies and reduce emissions such as equipping trailers with low rolling resistance tires and implementing the use of technology-based tools such as electronic logging devices. Revise your disclosure to identify all material past and/or future capital expenditures for climate-related projects. Please provide quantitative information for each of the periods for which financial statements are presented in your Form 10-K and for any future periods as part of your response.

Response:

As noted in the “Environmental Stewardship” portion of the Company’s website, Landstar owns over 14,000 pieces of trailing equipment, including over 13,000 van trailers, and has undertaken a number of important steps to increase energy efficiency and reduce emissions relating to the use of its trailer fleet. Landstar regularly replaces pieces of trailing equipment and tires due to normal wear and tear and, when doing so, evaluates the costs and benefits of replacing existing assets with more efficient equipment. As a result, for over a decade, new Landstar van trailers have been outfitted with aerodynamic features such as side skirts, top kits or undertrays, which aim to improve fuel mileage and thereby reduce emissions. As an asset-light provider of integrated transportation management solutions, the Company’s largest projected capital expenditures relate to its acquisition of new pieces of trailing equipment, which are equipped with the aforementioned features. As noted in “Capital Resources and Liquidity” in the Form 10-K, during fiscal years 2021, 2020 and 2019, the Company acquired $48,674,000, $31,633,000 and $29,054,000, respectively, of trailing equipment by entering into finance leases. Aerodynamic features such as side skirts, top kits and undertrays that are purchased as part of new trailing equipment are capitalized as part of the cost of the equipment.

Landstar is also committed to equipping its trailers with low-rolling-resistance tires. Low-rolling-resistance tires are designed to reduce the energy loss as a tire rolls, thereby increasing fuel-efficiency and reducing emissions. Since 2014, 100% of Landstar’s new trailer purchases in the United States have been equipped with low-rolling-resistance tires. Landstar is also committed to using low-rolling-resistance tires to replace existing worn tires, subject to availability at the location where the tires are being replaced. During fiscal years 2021, 2020 and 2019, the Company purchased $12,148,000, $9,734,000 and $9,174,000, respectively, of replacement tires, the majority of which were low-rolling-resistance tires. The expense associated with replacement tire purchases is included in other operating costs. Tires purchased as part of new trailing equipment are capitalized as part of the cost of the equipment.

With respect to electronic logging devices, the Federal Motor Carrier Safety Administration mandated the use of electronic logging devices (“ELDs”) in certain over-the-road commercial motor vehicles, effective December 18, 2017. Geo-positional data from ELDs enables Landstar’s independent agents to gain visibility into a truck’s position through technology-based tools provided or facilitated by Landstar that, in turn, can help customers gain efficiencies in their supply chains. ELDs are purchased by the Company’s BCO Independent Contractors and Truck Brokerage Carriers, not by Landstar. Accordingly, there is no material amount of capital expenditures by Landstar relating to ELDs for any period presented in the Form 10-K.

Other than with respect to the purchases described above and in the Form 10-K, during the preceding three fiscal years, the Company has not made, and is not in the process of making during fiscal year 2022, any other material capital expenditures for climate-related projects. To the extent that the Company engages in material capital expenditures in future periods for climate-related projects, it will disclose such capital expenditures in future filings with the Commission.

5.	To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

•	decreased demand for services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;

•	increased demand for services that result in lower emissions than competing products;

•	increased competition to develop innovative new services that result in lower emissions;

•	increased demand for generation and transmission of energy from alternative energy sources; and

•	any anticipated reputational risks resulting from operations or services that produce material greenhouse gas emissions.

Response:

Decreased demand for services that produce significant greenhouse-gas emissions or are related to carbon-based energy sources

As an initial matter, the Company notes that, to its knowledge, it has not experienced decreased demand for its services as a result of the greenhouse-gas emissions or carbon-based energy sources associated with its services. It is Landstar’s experience and belief that shippers broadly recognize that long-haul trucking operations powered by electricity, natural gas or hydrogen-based powertrains rather than diesel fuel are not presently commercially feasible in the United States or Canada. Accordingly, the Company does not believe there is currently, and does not expect there to be in the foreseeable future, a broadly competitive non-diesel-based long-haul trucking alternative to diesel-fuel-based long-haul trucking capable of operating at scale throughout the United States and Canada.

The Company further notes that there are many business-related reasons why customers choose to purchase its services that are unrelated to the production of greenhouse-gas emissions or the perception of carbon-based energy sources. As disclosed on page 9 of the Form 10-K regarding competition, the Company’s size, service offerings and availability of a wide range of equipment, together with its geographically dispersed local independent agent network, give it significant competitive advantages over many other transportation and logistics service providers. The Company believes these advantages will persist notwithstanding a potential future transition to trucks utilizing non-diesel-based powertrains.

Increased demand for services that result in lower emissions than competing products

To date, the Company is not aware of any material increased demand for services related to or that result in lower emissions in the long-haul trucking industry in the United States or Canada. Further, the Company does not believe there is currently a viable alternative to diesel-fuel-based trucking that results in lower emissions. As noted above, long-haul trucking operations powered by electricity-, natural gas- or hydrogen-based powertrains rather than diesel fuel are not presently commercially feasible in the United States or Canada, and the extensive nationwide infrastructure and maintenance network that would be necessary to support such operations does not exist. While there are currently other modes of freight transportation that, to a certain extent, compete with domestic long-haul trucking—rail, air and waterborne transportation (e.g., shipping by barge)—the Company believes that none of these possible alternatives provides a competitive price and quality of service comparable to long-haul trucking. Moreover, the Company believes that price and quality of service more significantly affect shipper demand, rather than the level of greenhouse-gas emissions of each mode of transportation. Accordingly, none of these alternative shipping methods has, or is expected to have in the foreseeable future, a material competitive advantage compared to trucking that would be attributable to their level of greenhouse-gas emissions.

Increased competition to develop innovative new services that result in lower emissions

The Company is aware of an increased focus on implementing products and services that reduce emissions and/or increase fuel-efficiency in diesel fuel-based trucking. To that effect, as noted above, Landstar regularly replaces pieces of trailing equipment and tires due to normal wear and tear and, when doing so, evaluates the costs and benefits of replacing existing assets with more efficient equipment. Furthermore, all new Landstar van trailers are outfitted with aerodynamic features such as side skirts, top kits and/or undertrays, which aim to improve fuel mileage and thereby reduce emissions. Landstar is also committed to equipping its trailers with low-rolling-resistance tires that are designed to reduce the energy loss as a tire rolls, thereby increasing fuel-efficiency and reducing emissions. While these initiatives ultimately have the added benefit of helping to contribute to a reduction in overall greenhouse gas emissions, to date, the Company does not believe there has been any increased competition to develop innovative new services that result in lower emissions that has had a material effect on the demand for its services. To the extent such increased competition has or is expected to have a material effect on its business, the Company will expand its disclosure in future filings with the Commission.

Moreover, as noted above, long-haul trucking operations powered by electricity-, natural gas- or hydrogen-based powertrains rather than diesel fuel are not presently commercially feasible in the United States or Canada, and the extensive nationwide infrastructure and maintenance network that would be necessary to support such operations does not exist. Although there are multiple vendors that have publicly announced plans to introduce trucks powered by electricity-, natural gas- or hydrogen-based powertrains rather than diesel fuel in the future, competition among companies to build these potential trucks of the future has had no material impact on the Company to date.

Increased demand for generation and transmission of energy from alternative energy sources

Landstar is a significant supplier of transportation capacity to certain sectors of the energy industry. As a result, increased demand for generation and transmission of energy from alternative energy sources that rely on the construction and maintenance of significant amounts of new infrastructure, such as wind or solar farms, could increase demand for the Company’s transportation services.

With respect to demand from the trucking industry for energy from alternative energy sources, to date, as noted above, long-haul trucking operations powered by electricity-, natural gas- or hydrogen-based powertrains rather than diesel fuel are not presently commercially feasible in the United States or Canada, and the extensive nationwide infrastructure and maintenance network that would be necessary to support such operations does not exist.

Any anticipated reputational risks resulting from operations or services that produce material greenhouse-gas emissions

Currently, the long-haul trucking industry in the United States and Canada is diesel fuel-based. As such, the Company does not believe it is differently situated from a reputational perspective than any of its competitors. However, as mentioned in the Company’s response to comment 1 above, Landstar has undertaken significant efforts to increase energy efficiency and reduce emissions relating to its operations. Though Landstar continues to make strides in energy efficiency and emissions reduction, it recognizes that there is some unavoidable reputational risk in operating within an industry that depends on the use of diesel fuel. However, the Company does not currently view such reputational risk as likely to materially affect demand for its services as that reputational risk applies to the industry generally. As noted above in response to comment 2, it is Landstar’s experience and belief that shippers broadly recognize that long-haul trucking operations powered by electricity-, natural gas- or hydrogen-based powertrains, rather than diesel fuel, are not presently commercially feasible in the United States or Canada, including because the extensive nationwide infrastructure and maintenance network that would be necessary to support such operations does not exist.

6.	If material, discuss the physical effects of climate change on your operations and results. This disclosure may include the following:

•	severity of weather, such as floods, hurricanes, sea levels, extreme fires, and water availability and quality;

•	quantification of material weather-related damages to your property or operations;

•	potential for indirect weather-related impacts that have affected or may affect your major customers, suppliers, or third-party capacity providers;

•	decreased agricultural production capacity of your customers located in areas affected by drought or other weather-related changes; and

•	any weather-related impacts on the cost or availability of insurance.

As applicable, your response should include quantitative information for each of the periods for which financial statements are presented in your Form 10-K and explain whether changes are expected in future periods.

Response:

In the Company’s Annual Report on Form 10-K for the fiscal year ended December 26, 2020, the Company included risk factor disclosure stating that:

“The Company’s corporate headquarters and approximately two-thirds of the Company’s employees are located in its Jacksonville, Florida facility. In particular, a significant hurricane or similar catastrophic event that impacts the Jacksonville, Florida metropolitan area could significantly disrupt the Company’s operations and impose significant costs on the Company. Although the Company maintains insurance covering its facilities, including business interruption insurance, the Company’s insurance may not be adequate to cover all losses that may be incurred in the event of a catastrophic loss of one of the Company’s facilities.”

This risk factor was not included in the Company’s Form 10-K for the fiscal year ended December 25, 2021 as during 2020 and 2021, the Company shifted the vast majority of its employees to a remote work environment in connection with the COVID-19 pandemic, thereby mitigating risk associated with a potential business interruption at its Jacksonville, Florida, headquarters.

The Company continues to monitor and manage enterprise risk that could impact its operations and results. However, the Company does not believe at this time that there are material risks to its operations and results relating to the physical effects of climate change. While severe weather can at times make it more difficult to deliver loads, the Company has not experienced a material effect on its operations relating to such difficulty as damage caused by severe weather can often be partially avoided, for example, by using alternative routes or by appropriately shifting the times of shipment pick-ups and deliveries. Further, certain types of severe weather events have in the past increased demand for the Company’s services as a greater volume of goods is often required to be moved in and out of the affected area(s), increasing overall demand for truckload services. Moreover, demand for Landstar’s services has in the past increased as a result of disruptions to existing supply chains, such as disruptions caused by severe weather events.

Additionally, the Company’s lack of customer and geographic concentration reduces the risk that droughts or other weather-related events would materially affect demand for its business operations or the availability of its service. The Company believes its size, geographic coverage and diverse service capabilities also offer it significant competitive marketing and operational advantages over its competitors (see discussion on page 7 of the Form 10-K regarding competition in the Company’s industry).

Furthermore, the Company closely monitors the market for insurance and believes that the cost and availability of insurance has not been materially affected by climate change-related risks. Rather, the cost and availability of insurance is primarily impacted by other factors, such as the frequency and severity of accidents, cargo claims or workers’ compensation claims (see discussion of insurance coverage on page 12 of the Form 10-K regarding the increased severity or frequency of accidents and other claims or a material unfavorable development of existing claims).

The Company will continue to evaluate the potential physical effects of climate change that may affect its business, financial condition and results of operations and will expand its disclosure in future filings if the potential impact of the physical effects of climate change become or are reasonably expected to become material.

7.

We note the disclosure on page 18 of your Form 10-K regarding regulations focused on diesel emissions and matters related to climate change. Please tell us about and quantify compliance costs related to climate change for each of the periods covered by your Form 10-K and whether increased amounts are expected to be incurred in future periods.

Response:

As noted under “Description of Business” in Part 1, Item 1 of the Form 10-K, the Company’s services are delivered through a network of over 101,000 third-party capacity providers, primarily truck capacity providers, linked together by a series of digital technologies that are provided and coordinated by the Company. The Company’s third-party capacity providers principally consist of independent-contractor truck owner-operators who provide truck capacity to the Company under exclusive lease arrangements (the “BCO Independent Contractors”) and unrelated trucking companies who provide truck capacity to the Company under non-exclusive contractual arrangements (the “Truck Brokerage Carriers”). All of the trucks utilized in the Company’s business are owned and operated by independent third parties (i.e., the BCO Independent Contractors and Truck Brokerage Carriers). As noted above, the Company does not own a single truck tractor.

As the Staff’s comment recognizes, the Company provides disclosure on page 18 of the Form 10-K regarding regulations focused on diesel-fuel emissions and matters related to climate change and how such regulations could indirectly impact the Company through their direct impact on the independent third-party truck capacity providers with whom Landstar conducts business. The principal costs associated with compliance with such regulations, such as the costs associated with purchasing a new or used truck tractor compliant with applicable emissions-related regulations, replacing the engine in an existing truck tractor with a compliant engine or performing an exhaust retrofit of an existing truck tractor by installing a particulate matter filter, are costs incurred by the independent third-party truck capacity provider, not Landstar. No assurances therefore can be given by the Company with respect to whether those independent third-party truck capacity providers will choose to become compliant with new regulations focused on diesel-fuel emissions and matters related to climate change, whether promulgated by CARB, the EPA or another regulatory authority.

The Company, in consideration of the foregoing, determined that compliance costs related to climate change were not material to the periods reported in the Form 10-K for the fiscal year ended December 25, 2021.

The Company will continue to evaluate the compliance costs relating to climate change that may affect Landstar’s business, financial condition and results of operations and will quantify, to the extent applicable, any material increased compliance costs related to climate change, including compliance costs associated with relevant environmental regulations, including any newly implemented environmental regulations, such as the Commission’s proposed rule on climate-related disclosures, that are material in the aggregate, in future filings to the extent such costs become or are reasonably expected to become material.

8.

If material, please discuss any purchase or sale of carbon credits or offsets and the effects on your business, financial condition, and results of operations. To the extent applicable, ensure you provide quantitative information with your response for each of the periods for which financial statements are presented in your Form 10-K and for any future periods.

Response:

The Company has not purchased or sold any carbon credits or offsets to date. To the extent that the Company purchases or sells a material amount of carbon credits or offsets in a future period, it will provide disclosure in future SEC filings.

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If you have any questions regarding this letter, please do not hesitate to call me at (904) 390-1558.

Sincerely,

/s/ James P. Todd
James P. Todd
Vice President and Chief Financial Officer
Landstar System, Inc.

cc:	Ethan Horowitz, Division of Corporation Finance

Anuja Madmudar, Division of Corporation Finance

Michael K. Kneller, Vice President, General Counsel and Secretary

Benjamin R. Pedersen, Debevoise & Plimpton, LLP

Steven J. Slutzky, Debevoise & Plimpton, LLP